## SETTLEMENT AND RELEASE AGREEMENT

This Settlement and Release Agreement (the "Agreement") is entered into on the 19th day of March, 2007, by and between Fred DeVries and Renato Mariani, of Boca Raton, Florida, (hereinafter "DeVries and Mariani"), and Satellite Newspapers Corp., a Nevada corporation (formerly Satellite Enterprises Corp.), of Westport, Connecticut (hereinafter "Satellite").

In consideration of payment by Satellite to DeVries and Mariani the combined sum of One Hundred and Fifty Thousand ($150,000.00) U.S. Dollars, DeVries and Mariani hereby agree to accept said payment and upon receiving full payment from Satellite, to release and discharge Satellite and all current and former principals, officers, agents, attorneys, employees, heirs, administrators, executors, successors or assigns and/or representatives of Satellite, from any and all judgments, agreements, claims, demands, claims of action, known or unknown, which DeVries and/or Mariani may now have or may hereafter arise for any services completed by DeVries and/or Mariani on behalf of Satellite, including but not limited to the One Million Four Hundred Forty Thousand ($1,440,000.00) U.S. Dollars outstanding judgment in the Fifteenth Judicial Circuit Court located in Palm Beach County, Florida, claiming breach of employment agreements against Satellite and against the Company's CEO claiming fraud.

Satellite hereby agrees that it will bank wire to DeVries and Mariani on or before 4:00PM eastern standard time on Thursday, the 22nd day of March, 2007 Seventy Five Thousand ($75,000.00) U.S. Dollars to the trust account of the law firm of Robert C. Maland, P.A. located at 9100 South Dadeland Boulevard, Suite 400, Miami, Florida 33156 who is the attorney for DeVries and Mariani (hereinafter "Attorney Maland").

Satellite hereby further agrees that it will bank wire to DeVries and Mariani on or before 4:00PM eastern standard time on Thursday, the 19th day of July, 2007 the remaining Seventy Five Thousand ($75,000.00) U.S. Dollars of the total combined sum of One Hundred and Fifty Thousand ($150,000.00) U.S. Dollars to Attorney Maland.

Satellite hereby agrees that until it bank wires to DeVries and Mariani the entire funds in the sum of One Hundred and Fifty Thousand ($150,000.00) U.S. Dollars, and said funds are received by Attorney Maland, and said funds are paid in full on or before 4:00PM eastern standard time on Thursday, the 19th day of July, 2007, DeVries and Mariani are not releasing or discharging Satellite and all current and former principals, officers, agents, attorneys, employees, heirs, administrators, executors, successors or assigns and/or representatives of Satellite, from any judgments, agreements, claims, demands, claims of action, known or unknown, which DeVries and/or Mariani may now have or may hereafter arise for any services completed by DeVries and/or Mariani on behalf of Satellite, including but not limited to the One Million Four Hundred Forty Thousand ($1,440,000.00) U.S. Dollars outstanding judgment in the Fifteenth Judicial Circuit Court located in Palm Beach County, Florida, claiming breach of employment agreements against Satellite and against the Company's CEO claiming fraud.

Satellite hereby agrees that in the event it does not bank wires to DeVries and Mariani the entire funds in the sum of One Hundred and Fifty Thousand ($150,000.00) U.S. Dollars, and said entire funds are not received in the trust account of Attorney Maland, on or before 4:00PM

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It is expressly understood, acknowledged and agreed that this is a full and final settlement and release applying to all know and unknown or unanticipated agreements, claims, causes or courses of action, losses or damages, or rights arising out of said claim or dispute described above.

It is also expressly understood, acknowledged and agreed that settlement under this Agreement is the compromise of disputed claims, causes of action, losses, damages, or rights arising out of the dispute or controversy described herein; and therefore is not intended, nor to be construed, as an admission of liability on the part of Satellite, the party hereby released, or such party's current or former principals, officers, agents, attorneys, employees, heirs, administrators, executors, successors or assigns and/or representatives.

The undersigned DeVries and Mariani, each hereby declares and represents that by execution of this agreement, they each have relied wholly upon their individual judgment, belief and knowledge of the claims, causes of action, injuries, losses, damages, or rights arising out of the dispute or controversy described herein and that each has had the opportunity to consult with legal counsel of his own choosing concerning the advisability of entering into this agreement.

The undersigned also hereby represent and warrant to Satellite that there has been no transfer, assignment or gift of all or part of the claims, causes of action, losses, damages or rights arising out of the claims, disputes or controversy described herein and that each holds all of the right, title and interest hereto. DeVries and Mariani as the undersigned below therefore represent and warrant that they each has the full and complete authority to execute this agreement.

This agreement contains the entire agreement between the parties hereto and is intended as a full and final expression of the settlement and release of claims. The terms of this are contractual and not a mere recital.

This agreement is executed without reliance on any representation by any person concerning the nature or extent of any of the claims, causes of action, losses damages or rights arising out of the dispute or controversy described herein.

If any provision of this Agreement or the application thereof shall be held to be invalid, the invalidity shall not affect the other provisions, application thereof of the Agreement which can be given effect without the invalid provision or application; and to this end the provision of this Agreement are declared to be severable.

This Agreement shall not be construed in favor or against any party, but shall be construed equally as to the Parties.

This Agreement may be executed in counterparts and each such counterpart shall be deemed an original as against the party signing same.

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The Parties acknowledge that they have read and understood the contents of the Agreement and sign the same of their own free will.

Should it become necessary for any Part hereto to file legal claim or action to enforce or interpret any term, terms or provision of this Agreement, the prevailing Party shall be entitled to reasonable attorney's fees and expenses.

IN WITNESS HEREOF, the parties hereto have executed the Agreement as of the date first written above.

SATELLITE NEWSPAPERS CORP.



By: ____________________
Roy Piceni, President



By: ____________________
Fred DeVries



By: ____________________
Renato Mariani

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